AMERICAN ROCK SALT COMPANY LLC

P.O. Box 190

Mount Morris, New York 14510

Mr. Karl Hiller	August 25, 2006

Branch Chief

        and

Ms. Tracie Towner

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	American Rock Salt Company LLC

Form 10-K for Fiscal Year Ended September 30, 2005

Filed December 27, 2005

Response Letter Dated August 4, 2006

File No. 333-117215

Dear Mr. Hiller and Ms. Towner:

This letter will respond to the comment letter dated August 18, 2006 (the “Comment Letter”) furnished to American Rock Salt Company LLC (“ARSCO” or the “Company”) concerning ARSCO’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “Report”).

To aid in your review, we have repeated the staff’s comments followed by ARSCO’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2005

Financial Statements

Statements of Cash Flows, page 35

1. We have read your response to prior comment three in which you indicate that you would prefer to include in applicable future filings discussion of the nature of your restricted cash item. However, given the ambiguity inherent in your current disclosure, we believe it would be appropriate for you to amend your document to include, in the section of Liquidity and Capital Resources, the language proposed in your earlier response. Further, please include in your disclosure the terms of your litigation settlement, the amount paid, to whom the amount was paid, and how the payment is reflected in your statements of operations and statements of cash flow.

ARSCO will include, in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of the amended Report on Form 10-K described in response to comment 2 below, the language previously proposed related to the restricted cash item. That amendment will also include the requested disclosure related to the settlement of litigation.

Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 37

2. We have read your response to prior comment four, in which you state “ . . . the Company proposes to use a life of 50 years, and proposes to amortize its mine development asset prospectively over the remainder of such period, using the units-of-production method of amortization.” However, utilizing time as a factor is inconsistent with the way the units of production method is generally applied, which requires an analysis of production quantities, relative to your total estimated proven and probable reserves.

We have consulted with our Division Chief Accountant’s Office regarding this matter and believe, given your reserve estimates, rate of production, and the estimated life of your mines, that utilization of the straight line method of amortizing your development costs over a twenty-year period is inconsistent with generally accepted accounting principles. Please contact us at your earliest convenience to discuss.

First of all, and consistent with telephone discussions with the staff, ARSCO understands that the units-of-production method requires it to amortize its mine development costs by applying its actual production against its proven and probable reserves.

This will also confirm prior telephone discussions with the staff concerning alternatives available to the Company related to the amortization of the Company’s mine development costs. The staff advised that, in light of the particular facts and circumstances pertaining to ARSCO, it would permit ARSCO to retroactively adopt FAS 154, effective as of October 1, 2005, the first day of its current fiscal year. In addition, although FAS 154 would specify change in estimate treatment, the staff will allow ARSCO to report the change in mine development cost amortization to the units of production method as an accounting principle change to be applied retrospectively under FAS 154. In that regard, the staff will expect ARSCO to file an amendment to its most recent Annual Report on Form 10-K for the fiscal year ended September 30, 2005, and the change in amortization approach will be retrospectively applied as an accounting principle change to the financial statements of all prior periods presented in that Report on Form 10-K. ARSCO will include with that filing a letter responsive to the requirements of Exhibit 18 of Item 601 of Regulation S-K. ARSCO will also file amendments to its Quarterly Reports on Form 10-Q for each of the quarters in its current fiscal year, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and all subsequent periodic reports will also reflect the change in accounting principle.

Please be advised that ARSCO will proceed in conformity with the staff guidance described in the preceding paragraph.

ARSCO acknowledges that: ARSCO is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to ARSCO’s Form 10-K for the fiscal year ended September 30, 2005; and ARSCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (585) 243-9510, extension 1164.

Sincerely,

/s/ Raymond R. Martel
Raymond R. Martel
Chief Financial Officer

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